Portico Funds, Inc.  (the "Company")



Form N-SAR



Report for the period ended 10/31/96



Item 77I - Term of New or Amended Securities



On August __, 1995, the Company, an open-end management investment company, commenced investment operations of one additional portfolio, the Balanced Income Fund. The following describes the rights of the shareholders of the Balanced Income
Fund.



The Company was incorporated under the laws of the State of Wisconsin on February 15, 1988, and is registered with the Securities and Exchange Commission as an open-end management company.



The Company's Articles of Incorporation authorize the Board of Directors to issue up to 150,000,000 full and fractional shares of common stock, $.0001 par value per share divided into thirty classes (each, a "Class" or "Fund"). Each Class is divided into two series designated as Institutional Series and Series Retail (each, a "series") and, the Balanced Income Fund, consists of the number of shares set forth below:



Class-Series of Common Stock                    Number of Authorized Shares in
each Series

17-Institutional                                        50 Million

17-A/Retail                                             50 Million



The Board of Directors has also authorized the issuance of Classes 1 through 15 and Class 17 common stock representing interests in sixteen other separate investment portfolios, fourteen additional classes representing interests in other potential future investment portfolios of the Company. The directors may similarly classify or reclassify any particular class of shares into one or more additional series.



In the event of a liquidation or dissolution of the Company or the Fund, shareholders of the Fund would be entitled to receive the assets available for distribution belonging to the Fund, and a proportionate distribution, based upon the relative assets of the Company's respective investment portfolios, of any general assets not belonging to any particular portfolio which are available for distribution. Subject to the allocation of certain costs, expenses, charges and reserves attributed to the operation of a particular series as described in the Fund's Prospectus, shareholders of the Fund are entitled to participate equally in the new distributable assets of the Fund on liquidation, based on the number of shares of the Fund that are held by each shareholder.



Shareholders of the Fund, as well as those of any other investment portfolio offered by the Company, will vote together in the aggregate and not separately on a portfolio-by-portfolio basis, except as otherwise required by law or when the Board of Directors determines that the matter to be voted upon affects only the interests of the shareholders of a particular class or a particular series within a class. Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Company shall not be deemed to have been effectively acted upon unless approved by the shareholders of each portfolio affected by the matter. A portfolio is affected by a matter unless it is clear that the interests of each portfolio in the matter are substantially identical or that the matter does not affect any interest of the portfolio. Under the rule, the approval of an investment advisory agreement or any change in a fundamental investment policy would be effectively acted upon with respect to a portfolio only if approved by a majority of the outstanding shares of such portfolio. However, the Rule also provides that the ratification of the appointment of independent accountants, the approval of principal underwriting contracts and the election of Directors may be effectively acted upon by shareholders of the Company voting together in the aggregate without regard to particular portfolios. Similarly, on any matter submitted to the vote of shareholders which only pertains to agreements, liabilities or expenses applicable to one series of the Fund (such as the Distribution and Service Plan applicable to Retail Shares) but not the other series of the Fund, only the affected series will be entitled to vote.



When issued for payment as described in the Fund's Prospectus and this Statement of Additional Information, shares of the Fund will be fully paid and non-assessable by the Company, except as provided in Section 180.0622 (2) (b) of the Wisconsin Business Corporation Law, as amended, which in general provides for personal liability on the part of a corporation's shareholders for unpaid wages of employees. The Company does not intend to have any employees and, to that extent, the foregoing statue will be inapplicable to holders of the Fund shares and will not have a material effect on the Company.



The Articles of Incorporation authorize the Board of Directors, without shareholder approval (unless otherwise required by applicable law), to: (a) sell and convey the assets belonging to a series of shares to another management investment company for consideration which may include securities issued by the purchaser and, in connection therewith, to cause all outstanding shares of such series to be redeemed at a price which is equal to their net asset value and which may be paid in cash or by distribution of the securities or other consideration received from the sale and conveyance; (b) sell and convert the assets belonging to a series of shares into money and, in connection therewith, to cause all outstanding shares of such series to be redeemed at their net asset value; or (c) combine the assets belonging to a series of shares with the assets belonging to one or more other series of shares if the Board of Directors reasonably determines that such combination will not have a material adverse effect on the shareholders of any series participating in such combination and, in connection therewith, to cause all outstanding shares of any such series to be redeemed or converted into shares of another series of shares at their net asset value.